INVESTOR PACKAGE

Stigma, Inc.

Minimum Offering: $500
Maximum Offering: $250,000

Common Shares
Purchase Price: $1.00 per Share

The Date of this Investor Package is November 18, 2021
The Date of Expiration of the Offering is November 18, 2022

Stigma, Inc.
UP TO $250,000 of Common Shares

Stigma, Inc., a Minnesota corporation, is offering a minimum of 500 of its Common Shares for an aggregate total of $500 and maximum of 250,000 of its Common Shares for an aggregate total of $250,000, at an offering price of $1.00 per Share, pursuant to this Investor Package. The minimum required investment is $500, unless waived by the Company, in its sole discretion.

All funds received from investors will be held in an escrow account at Sunrise Banks in offering.escrow.location until such time as the Company has received subscriptions for 500 Common Shares (an aggregate amount of $500) or until the earlier expiration or termination of the Offering, as provided herein. Once we have reached this minimum threshold, we may begin using proceeds received from those investors.

The offering price of the Common Shares has been arbitrarily determined by the Company. Before this Offering, there was no market for our securities, and such a market may not develop in the future. The Common Shares will be "restricted securities" under the Securities Act, must be held for investment purposes only and are subject to substantial limitations on resale or other transfer. You must purchase the Common Shares for your own account and must assume the economic risk of investment for an indefinite period of time.

YOU ARE URGED TO SEEK INDEPENDENT ADVICE FROM YOUR LEGAL AND FINANCIAL ADVISORS RELATING TO THE SUITABILITY OF AN INVESTMENT IN OUR COMPANY AND OUR SECURITIES, IN LIGHT OF YOUR OVERALL FINANCIAL NEEDS AND WITH RESPECT TO THE LEGAL AND TAX IMPLICATIONS OF SUCH AN INVESTMENT.

THIS DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING AND INDIVIDUAL TAX ADVICE, PARTICULARLY BECAUSE THE INCOME TAX CONSEQUENCES OF AN INVESTMENT IN A CORPORATION OR LIMITED LIABILITY COMPANY SUCH AS OUR COMPANY ARE UNCERTAIN AND COMPLEX AND MANY CONSEQUENCES WILL NOT BE THE SAME FOR ALL TAXPAYERS. ACCORDINGLY, YOU SHOULD SEEK, AND MUST DEPEND UPON, THE ADVICE OF YOUR OWN TAX ADVISOR, TAX COUNSEL OR ACCOUNTANT WITH RESPECT TO YOUR PROSPECTIVE INVESTMENT IN THE COMPANY. NOTHING IN THIS OFFERING DOCUMENT OR THE ACCOMPANYING DOCUMENTS IS OR SHOULD BE CONSTRUED AS LEGAL OR TAX ADVICE.

INVESTOR SHALL FOLLOW ALL INSTRUCTIONS AT STIGMA.SPPX.IO.

On behalf of Stigma, Inc., a Minnesota corporation ("Stigma," "we" or the "Company"), we are pleased that you have expressed an interest in purchasing Common Shares (the "Common Shares") in the Company. In order to streamline the subscription process, the Company has created a "Funding Portal" located at **stigma.sppx.io** to coordinate the Company's acceptance of investor subscriptions and issuance of the Common Shares to purchasers. In order to proceed with your purchase of the Common Shares, please visit and refer to the instructions found on the Funding Portal.

IMPORTANT NOTICES TO PROSPECTIVE INVESTORS

We have prepared this Investor Package for distribution to prospective investors for their use and information in evaluating an investment in the Common Shares. You are urged and invited to ask questions of and obtain additional information from us concerning the terms and conditions of this offering (the "Offering"), the Company, our business, and any other relevant matters (including, but not limited to, additional information to verify the accuracy of the information set forth herein). Such information will be provided to the extent that the CEO possesses such information or can acquire it without unreasonable effort or expense. You will be asked to acknowledge in the Subscription Agreement attached hereto as Exhibit E that you were given the opportunity to obtain such additional information and that you either did so or elected to waive such opportunity.

Prospective investors having questions or desiring additional information should contact Josh Maslowski, at josh@stigmahemp.com or principal.contact.phone.

You should not construe the contents of this Investor Package as legal, tax, or investment advice, and you should consult your own attorney, accountant, and business advisor as to legal, tax, and related matters concerning an investment in the Common Shares.

THIS INVESTOR PACKAGE DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE COMMON SHARES. THIS INVESTOR PACKAGE DOES NOT CONSTITUTE AN OFFER TO ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. ALL INFORMATION CONTAINED HEREIN IS AS OF THE DATE OF THIS INVESTOR PACKAGE, AND NEITHER THE DELIVERY OF THIS INVESTOR PACKAGE NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE SUCH DATE.

THE COMMON SHARES ARE HIGHLY SPECULATIVE, ILLIQUID, INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. SEE THE "RISK FACTORS" ATTACHED HERETO AS EXHIBIT C.

IN MAKING AN INVESTMENT DECISION, PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR DIVISION OR OTHER REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED BY SUBSECTION (e) OF SEC RULE 147A (CODE OF FEDERAL REGULATIONS, TITLE 17, PART 230.147A (e)) AS PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

SALES WILL BE MADE ONLY TO RESIDENTS OF MINNESOTA. OFFERS AND SALES OF THESE SECURITIES ARE MADE UNDER AN EXEMPTION FROM FEDERAL REGISTRATION AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. FOR A PERIOD OF SIX MONTHS FROM THE DATE OF THE SALE BY THE ISSUER OF THE SECURITIES, ANY RESALE OF THE SECURITIES (OR THE UNDERLYING SECURITIES IN THE CASE OF CONVERTIBLE SECURITIES) SHALL BE MADE ONLY TO PERSONS RESIDENT WITHIN Minnesota. ANY RESALE OF THESE SECURITIES MUST BE REGISTERED OR EXEMPT PURSUANT TO THIS CHAPTER.

_____

Should the Company issue a certificate or other document evidencing the security, the following legend must be displayed conspicuously:

OFFERS AND SALES OF THESE SECURITIES WERE MADE UNDER AN EXEMPTION FROM FEDERAL REGISTRATION AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. FOR A PERIOD OF SIX MONTHS FROM THE DATE OF THE SALE BY THE ISSUER OF THESE SECURITIES, ANY RESALE OF THESE SECURITIES (OR THE UNDERLYING SECURITIES IN THE CASE OF CONVERTIBLE SECURITIES) SHALL BE MADE ONLY TO PERSONS RESIDENT WITHIN MINNESOTA. ANY RESALE OF THESE SECURITIES MUST BE REGISTERED OR EXEMPT PURSUANT TO THIS CHAPTER.

A PURCHASER IS PERMITTED TO CANCEL THE PURCHASER'S COMMITMENT TO INVEST AT ANY TIME BEFORE FORTY-EIGHT HOURS BEFORE EXPIRATION OF THE OFFERING DEADLINE IF NOTICE OF CANCELLATION IS DELIVERED ELECTRONICALLY OR PHYSICALLY IN WRITING TO THE COMPANY. IF A PURCHASER IS GIVEN NOTICE OF AN EARLY CLOSING, THE PURCHASER MAY CANCEL THE COMMITMENT WITHIN SEVENTY-TWO HOURS OF DELIVERY OF THE NOTICE.

IF WE CLOSE THE OFFERING BEFORE THE OFFERING DEADLINE, WE MUST DELIVER A NOTICE OF THE CLOSING TO EACH PURCHASER AND POTENTIAL PURCHASERS BY POSTING THE NOTICE CONSPICUOUSLY ON OUR WEBSITE, AT LEAST FIVE DAYS BEFORE THE EARLY CLOSING. IF YOU WISH TO CANCEL YOUR SUBSCRIPTION PURSUANT TO EARLY CLOSING, YOU MUST DO SO WITHIN 72 HOURS OF DELIVERY OF NOTICE.

IF WE FAIL TO RAISE THE MINIMUM OFFERING AMOUNT BEFORE THE OFFERING DEADLINE, THIS OFFERING WILL BE VOID AND THE ESCROW AGENT MUST RETURN ALL FUNDS HELD IN ESCROW TO THE PURCHASERS.

INDEX OF EXHIBITS

- Exhibit A of this package includes a copy of the Company's Investor Overview, which includes projected financial statements (the "***Investor Overview***").

- Exhibit B of this package contains a summary of the terms of this Offering (the "***Summary of Terms***").

- Exhibit C of this package describes key risk factors that may be relevant to an investment in the Shares (the "***Risk Factors***"). Please read them carefully.

- Exhibit D of this package includes a copy of the Company's Articles of Incorporation ("***Articles of Incorporation***") and Bylaws ("***Bylaws***").

- Exhibit E of this package contains the subscription agreement to be completed by investors in order to purchase Shares (the "***Subscription Agreement***").

- Exhibit F of this package contains certain financial statements of the Company (the "***Financial Statements***").

EXHIBIT A
Investor Overview
(See attached)

STIGMA

CRAFT CANNABIS CO.

Our Story

Five years ago I witnessed the relief that therapeutic cannabis brought friends and family battling cancer. Their bravery to trust the plant amidst the stigma surrounding it inspired us to mortgage our house and create a brand with a purpose. With an ode to the stigma in the flower itself, my wife Sarah and I coined **Stigma**.

We have since built a core internal team and a retail CBD brand making products for thousands of customers. CBD was just the start and we are now ready for cannabis' inevitable legalization.

The future looks bright with strategic partnerships, new collaborations and legal cannabis products. For the first time, we are raising external funding so we can execute our vision. We hope to see you join our team so we can continue to help more people feel better together.

-Josh Maslowski, Founder

 

The right team at the right time

Josh Maslowski, CEO

- o 15 years in tech and electronics industry working with both startups and large retail brands
- o 15 years of sales, distribution, product and marketing leadership roles
- o U of Minnesota - Carlson School of Management

Tim Anderson, COO

- o Cannabis professional with 15 years retail experience within medical + recreational industry in California
- o Former lead purchaser at the largest and longest running retailer of cannabis (Harborside)
- o Staff writer for Cannabis Now and featured writer in renowned cultivation expert Ed Rosenthal's 'This Bud's For You' book

Cameron Henderson, CFO

- o Serial Entrepreneur with executive leadership experience
- o 15 years as CEO of profitable retail consumer products manufacturer
- o 10 years managing multiple LLCs accounting and finances
- o **Deep knowledge of manufacturing, product lifecycles, retail execution**









 



We started with CBD

The Farm bill of 2018 made hemp and CBD legal so we created a CBD product line and launched Minnesota's first retail CBD brand with a showroom in North Loop Minneapolis with the goal of being a leading name in Minnesota's cannabis

Starting early with hemp has put Stigma in a position to seamlessly transition into the legal cannabis industry.

We will continue to grow our current CBD business alongside the forthcoming THC products.

*These statements have not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure or prevent any disease.

FEEL BETTER TOGETHER @STIGMAHEMP

MINNEAPOLIS

At CBD store opening in Minneapolis, Mayor Jacob Frey reaffirms support for legalizing cannabis

Consumers are embracing the cannabis extracts, despite a lack of research.

By Miguel Otárola Star Tribune | MARCH 28, 2019 — 9:22PM



BUSINESS

Minnesota hemp industry is growing like a weed

Millions is being invested in the budding Minnesota hemp industry, released to grow after several years of testing by the 2018 federal farm bill.

APRIL 21, 2019 — 1:53PM




NEAL ST. ANTHONY • STAR TRIBUNE

Owner Josh Maslowski and partners have launched Stigma Hemp, including an online and retail store in the North Loop.

FEEL BETTER **TOGETHER** @STIGMAHEMP   📘 📷

INVESTMENT OPPORTUNITY

We are raising up to $250,000 in 2021. This will allow us to accelerate our plan of building out the Michigan market while entering additional legal states around the Midwest simultaneously.

 



Key Milestones

November 2018
www.stigmahemp.com launches

March 2019
Minneapolis showroom opens

September 2019
Distribute to Minnesota retailers

November 2019
Modist Brewing Co. Collaboration

March 2020
National Distribution begins

Covid-19 - Present
Focus and grow direct online sales
Queue up new partnerships
Prepare for legal cannabis markets

FEEL BETTER TOGETHER @STIGMAHEMP

3 Year Revenue Forecast



2023: $5,000,000+

2022: $2,000,000+

2021: $300,000+

Detailed Pro Forma available upon request

 

GROWTH PLAN

Our largest opportunity is entering the legal cannabis market in Michigan. Michigan projects significant growth in adult use cannabis the next 3 years.

This strategy allows us to start today and stay ahead of local businesses only operating in hemp and CBD while also allowing us to compete with corporate cannabis companies as the Midwest states legalize over the next 5 years.

Our CBD business will continue to grow with Facebook/Google ad campaigns, expanded national distribution with existing partners, and a new beverage product line launch in collaboration with Surly Brewing Co.



USE OF FUNDING

Product Development
- Michigan product
- CBD beverage line
- Packaging design and print
- Product testing

Michigan Legal Cannabis Market
- Secure 2-3 additional Stigma locations in Michigan
- 100+ displays to wholesale into existing retailers
- Develop training tools and personnel
- Additional internal staff

Marketing
- Increase online ad spend to compete with national brands
- Purchase radio, billboard and podcast ad space
- Event sponsorships



EXHIBIT B
Summary of Terms
Capitalization Table
(See attached)

Stigma, Inc.
CONFIDENTIAL TERM SHEET

The following is a summary of the basic terms and conditions of a proposed $250,000 Reg CF Offering by Stigma, Inc., a Minnesota corporation (the "***Company***"), to certain qualified investors.

THIS TERM SHEET IS FOR DISCUSSION PURPOSES ONLY AND IS NOT BINDING ON THE COMPANY OR THE PROSPECTIVE INVESTORS. NEITHER THE COMPANY NOR ANY PROSPECTIVE INVESTORS SHALL BE OBLIGATED TO CONSUMMATE AN INVESTMENT UNTIL APPROPRIATE DOCUMENTATION HAS BEEN PROVIDED TO PROSPECTIVE INVESTORS.

Securities Offered:	Up to 250,000 of Common Shares (the "Common Shares") (an aggregate of $250,000)
Offering Price:	$1.00 per Share
Minimum Investment:	$500 for 500 Shares
Minimum Offering:	$500 for an aggregate of 500 Shares
Use of Proceeds:	The Company intends to use the proceeds to develop: Retail expansion and manufacturing of hemp derived goods
Capital Structure:	The Company has 1 class of stock: Shares. 3,750,000 Common Shares were previously issued. See the full capitalization table.
Corporate Governance:	The Company will be managed by a Board of Directors (the "***Board of Directors***") consisting of Josh Maslowski and Cameron Henderson. The day-to-day operations of the Company will be performed by the officers appointed by the Board of Directors. The Board of Directors will have broad powers in managing the Company. You should not invest unless you trust the judgement of the Board of Directors in managing the affairs of the Company.
Investment Tiers:	The Company will be selling shares in this Offering in the following amounts: 100 x $500, 20 x $2500, 20 x $5000, and 5 x $10,000.
Shares:	
Voting Interest	The Shareholders shall have the right to vote on only those matters that must be submitted to the Shareholders for their approval pursuant to the Minnesota Corporations Act (for example, a merger or conversion of the Company).

Dividend Rights:

After the close of the offering, and assuming no further investment (which cannot be guaranteed), all issued Dividends of the Company shall be distributed pro rata to the shareholders.

Subscription Agreement:

Prior to the closing of any sale of any Shares, the Company will provide prospective investors with a copy of its Subscription Agreement, which will incorporate the terms described herein. In order to invest in the Company, you will be required to sign the Subscription Agreement.

Restrictions on Transfer:

We will be offering the Shares pursuant to certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. Therefore, the Shares will not be registered with the SEC, and will be deemed "restricted securities" under the Securities Act. **You will not be able to re-sell or transfer your Shares except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption therefrom.**
In addition, any transfer of Shares will need to comply with the transfer restrictions that will be contained in the Company's Bylaws.

Due to the complexity of an investment in Shares, prospective shareholders are advised to contact their tax advisors with regard to tax consequences arising from investing in the Company.

Stigma, Inc. Pro Forma Cap Table				
Shareholder	Common Stock	Price per Share	Purchase Price	% Interest
Josh Maslowski	2,812,500			70.31%
Melissa Henderson	937,500			23.44%
Investors	250,000	$ 1.00	$ 250,000.00	6.25%
Total	4,000,000		$ 250,000.00	100%

EXHIBIT C
Risk Factors
(See attached)

RISK FACTORS

Stigma, Inc. (the "**Company**") provides the following risk factors related to its proposed business operations:

An investment in the Shares involves a high degree of risk. The risks described below are not intended to be an all-inclusive list of the potential risks relating to an investment in the Company. Any of the risk factors described below could significantly and adversely affect the Company's business, prospects, financial condition, and results of operations. Additional risks and uncertainties not currently known or that are currently considered to be immaterial may also materially and adversely affect the business. As a result, the value of the Shares could be materially and adversely affected and investors may lose all or part of their investment.

The Company is subject to changing economic, competitive, and regulatory risks and uncertainties that could have a material impact on its business, financial condition, or results of operations.

Legal and Political Risks

Federal Law Changes Concerning Hemp.

On December 20, 2018 President Donald J. Trump signed into law the 2018 Farm Bill, which effectively redefines cannabis plants with no more than .3% THC, clarifying that such plants do not constitute illegal drugs under the Controlled Substances Act. States must still submit individual plans to regulate the crop to the Department of Agriculture for approval or denial. Final Department of Agriculture rules are still forthcoming. We do not know the ramifications upon sellers of hemp-derived products, like us, pursuant to the forthcoming rules.

Minnesota Department of Health statement regarding Industrial Hemp and Cannabidiol (CBD) in Products for Human Consumption

In January of 2019, the Minnesota Department of Health (MDH) issued a statement, which declared the use of industrial hemp derived cannabidiol (CBD) was prohibited from being placed in a product for human consumption. Furthermore, the MDH declared, "The saleof such products is illegal under both federal law and Minnesota law…[as] such products are considered to be misbranded and adulterated under both the federal Food, Drug & Cosmetic Act (FD&C Act) and under certain sections of Minnesota Statutes Chapter 151." for human and animal consumption, CBD products are not an approved food, food ingredient, food additive, or dietary supplement."

The MDH's determination regarding the use of industrial hemp derived CBD severely limits the ability of Minnesota hemp manufacturers to produce products which will available to the general public and this determination may have a negative impact on the Company Business.

Federal paraphernalia laws.

Federal drug paraphernalia laws in the United States regulate any equipment, product, or material of any kind which is primarily intended or designed for use in manufacturing, compounding, converting, concealing, producing, processing, preparing, injecting, ingesting, inhaling, or otherwise introducing into the human body a controlled substance listed under the CSA, but excludes application to any person permitted by local, state, or federal law to manufacture, possess, or distribute such items. In determining whether a product constitutes drug paraphernalia, prosecutors and courts may consider the following factors: (a) instructions, oral or written, provided with the item concerning its use; (b) descriptive materials accompanying the item which explain or depict its use; (c) national and local advertising concerning its use; (d) the manner in which the item is displayed for sale; (e) whether the owner, or anyone in control of the item, is a legitimate supplier of like or related items to the community, (f) direct or circumstantial evidence of the ratio of sales of the item to the total sales of the business enterprise; (g) the existence and scope of legitimate uses of the item in the community; and (h) expert testimony concerning its use. If federal authorities determine our products fall under the purview of federal paraphernalia laws and the Company fails to qualify for a valid exclusion from such laws, the Company may be subject to fines, suspension, or withdrawal of regulatory approvals, product recalls, and seizures, operating restrictions, and/or criminal prosecutions.

Product testing.

MN law contemplates the testing of industrial hemp crops to ensure tetrahydrocannabinol (THC) levels do not exceed three-tenths of 1 percent (0.3%). MN's regulatory testing requirements and procedures have not been finalized for the 2018 Farm Bill and regulatory changes may impose more burdensome requirements than previously anticipated. Such changes may require that existing business models must be adapted over a short period of time in order to operate in compliance with the new or updated regulations, resulting in additional expenses. Should regulators impose different or stricter testing requirements, the Company's operating expenses will be greater and there is no guarantee that the Company will be able to afford the added expenses.

The Company's business is dependent on laws pertaining to the industrial hemp industry, and further legislative development is not guaranteed.

The Company's business plan involves the distribution, manufacture, storage, transportation and/or sale of industrial hemp-derived products in compliance with applicable state law and federal law (generally referred to herein as the "**Company Business**"). Continued development of the industrial hemp industry is dependent upon continued legislative and regulatory authorization of industrial hemp at the state and federal level. Any number of factors could slow or halt progress in this area. Further progress is not assured. While there may be ample public support for legislative action, numerous factors impact the legislative and regulatory process. Any one of these factors could slow or halt business operations relating to industrial hemp or the current tolerance for the use of industrial hemp by consumers, which would negatively impact the Company Business.

Legal uncertainty.

Laws and regulations affecting the industrial hemp industry are constantly changing, which could detrimentally affect the Company's proposed operations. Local, state and federal industrial hemp laws and regulations are broad in scope and subject to evolving interpretations, which could require the Company to incur substantial costs associated with compliance or alter its business plan. In addition, violations of these laws, or allegations of such violations, could disrupt the Company Business and result in a material adverse effect on its operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to the Company's proposed business, including, but not limited to, regulations or laws impacting the cultivation and production methods the Company may utilize. The Company cannot predict the nature of any future laws, regulations, interpretations or applications, nor can the Company determine what effect additional governmental regulations or administrative policies and procedures, if promulgated, could have on the Company Business.

Business Risks

Economic environment.

The Company's operations could be affected by the economic context should the unemployment level, interest rates or inflation reach levels that influence consumer trends and consequently, impact the Company's sales and profitability.

The Company may have difficulty accessing the service of banks and bankruptcy protections, which may make it difficult for it to operate or unwind.

Businesses in MN involved in the industrial hemp industry often have trouble finding a bank willing to accept their business. This lack of access to financial services could have an impact on the Company's ability to access traditional banking services and credits from banks. The inability to open bank accounts may make it difficult for the Company to operate and the reliance on cash can result in a heightened risk of theft. Additionally, unless the industrial hemp used in our products is cultivated pursuant to the 2018 Farm Bill, it is likely the Company will be denied bankruptcy protection as established under federal law, thus, making it very difficult for lenders to recoup their investments.

Insurance risks.

In the United States, many industrial hemp related companies are subject to a lack of adequate insurance coverage including, without limitation, general coverage for manufacturing industrial hemp products and traditional commercial insurance covering product transit. In addition, an insurance company may deny claims for any loss relating to industrial hemp cultivated in a manner not compliant with the 2018 Farm Bill for reasons such as it is illegal under federal law, as a contract for an illegal item is unenforceable or there can be no insurable interest in an illegal item.

A number of insurance companies and brokers, but not all, have recently extended or indicated a willingness to extend coverage to businesses operating in the industrial hemp industry.

However, because the Company operates in the industrial hemp industry, it may have a more difficult time than other non-industrial hemp-related businesses obtaining the insurance that it desires to operate, which may expose the Company to additional risk and financial liabilities. Liability claims may be expensive to defend and may result in large judgments against the Company. Any insurance the Company may obtain may not provide a reimbursement for certain claims or the coverage may not be sufficient to cover claims made against the Company. The Company cannot predict all of the possible harms, if any, that may result from existing or future products and, therefore, the amount of insurance coverage the Company may hold may not be adequate to cover all liabilities that the Company might incur. If the Company is sued for any injury allegedly caused by the products, the liability could exceed the Company's ability to pay the liability. Whether or not the Company is ultimately successful in any adverse litigation, such litigation could consume substantial amounts of the Company's financial and managerial resources, all of which could have a material adverse effect on its business, financial condition, results of operations, and prospects. Insurance that is otherwise readily available to non-industrial hemp-related businesses, such as workers' compensation, general liability, and governors and/or governors and officers insurance, may be more difficult for the Company to find, and more expensive, because the Company is engaged in the industrial hemp industry. Even if the Company is able to obtain insurance, it may be at a cost that is higher than other businesses. There are no guarantees that the Company will be able to find adequate insurance, or that the cost will be affordable. The lack of adequate insurance or difficulty obtaining such insurance may prevent the Company from entering into certain business sectors, may inhibit growth, and may expose the Company to additional risk and financial liabilities.

Product liability for industrial hemp related companies.

Industrial hemp companies are subject to strict product liability laws where a Company who sells a defective product to a consumer is subject to liability for any harm that befalls that consumer due to the defect. For example, a Company who sells industrial hemp CBD infused products could be held liable if that product was tainted in the cultivation or manufacturing process or inadequately labeled and a consumer subsequently fell ill. This area of law is unsettled and there is very little statutory or case law regarding industrial hemp and products liability. Under certain circumstances, the Company, or distributors or retailers of its products, may be required to recall or withdraw products. Even if a situation does not necessitate a recall or market withdrawal, product liability claims may be asserted against the Company. If the consumption of any of the products causes, or is alleged to have caused, a health-related illness, the Company may become subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful, the negative publicity surrounding any assertion that the products caused illness or physical harm could adversely affect the Company's reputation and brand equity.

Risks associated with young industries.

The industrial hemp industries of those states which have legalized such activity are not yet well-developed, and many aspects of these industries' development and evolution cannot be accurately predicted. While the Company has attempted to identify many risks specific to the industrial hemp industry, prospective members should carefully consider that there are probably other risks that the Company has not foreseen or not mentioned in this document, which may cause prospective members to lose some, or all, of such prospective members' investment. Given the limited history, it is difficult to predict whether this market will continue to grow or whether it can be maintained. For example, as a result of the Company's limited operating history in a new industry, it is difficult to discern meaningful or established trends with respect to the purchase activity of the Company's customers.

Illiquid investment, restrictions on transfer.

The Shares are subject to legal and other restrictions on transfer and are investments for which no liquid market exists. As a consequence, Buyer may not be able to sell his, her or its interests in the Company if Buyer desired to do so, or to realize what he, she or it perceives to be its fair value in the event of a sale or liquidation. There is no market for the interests and it should not be assumed that a public market will develop. The interests may not be resold, transferred or otherwise disposed of by any holder except in compliance with applicable securities laws and the transfer restrictions contained in the governing documents of the Company, including the Operationg Agreement. Accordingly, Buyer may not be able to liquidate its investment in the Company, or pledge the investment as collateral, and should consider their investment to be long-term.

Loss of limited liability.

An investor who has received in part or full a return of such investor's contribution nevertheless remains liable for any sum, not in excess of such return with interest, necessary to discharge the Company's liability to creditors who extended credit, or whose claim arose before such return. Buyer may also be required to return to the Company any distributions determined to be conveyances which operate as a fraud upon Company investors.

Indemnification.

The governing documents of the Company will provide that under certain circumstances the governors and officers of the Company and/or others may be indemnified by the Company for any liabilities or losses arising out of activities in connection with the Company. Indemnification under such provision could reduce or deplete the assets of the Company.

Shares not registered under the Securities Act or state blue sky laws.

The Shares will not be registered for public sale or resale under the Securities Act or the securities laws of any state, in reliance upon exemptions which depend in part upon the investment intent of Buyer. There is no present plan to register the Shares or securities in the future. Accordingly, the Shares and securities must be acquired for investment purposes only and not with a view to resale or other distribution. Buyer will be required to make certain representations to the Company, including that they are acquiring interests in the Company for their own account, for investment purposes only and not with a view to their distribution.

Risks associated with investing in securities in general.

Investment in the Company's Shares involves a high degree of risk. All securities investments risk the loss of all capital. The Company makes no guarantee or representation that the Company will achieve its business objectives or that Buyer will receive a return of his, her or its capital. Making an investment in the Company is speculative. Prospective members should carefully consider, among other factors, the matters described in this section, each of which could have a material adverse effect on the value of the Shares offered hereby. As a result of these factors, as well as other risks set forth elsewhere in this document, there can be no assurance that the Company will be able to implement the business plan or that the Shares will be of value in the future. A prospective member should only invest in the Shares as part of an overall investment strategy and only if the prospective member is able to withstand a total loss of his, her or its investment.

Absence of long operating history.

The past performance, existing relationships and rapid growth of the Company cannot be relied upon as indicia of future performance or success of the Company. The Company faces risks in developing its products and eventually bringing them to market. The Company also faces risks that it will lose some or all of the Company's market share in existing businesses to competition, or the Company risks that its business model becomes obsolete. Some of the Company's business projects are not yet developed and can be considered subject to risk associated with development-level businesses. The Company operates in a rapidly evolving market. Accordingly, the Company's future prospects are difficult to evaluate, increasing the risk that the Company may not be successful. The Company will encounter risks and difficulties as a company operating in a rapidly evolving market and may not be able to successfully address these risks and difficulties, which could materially harm its business and operating results. The risks detailed herein are material risks faced by the Company. If any of these risks occur, the Company's business, its ability to receive revenues, its operating results and its financial condition could be seriously harmed.

Need for additional financing.

The Company anticipates that it will be able to raise sufficient capital to fund its anticipated development and operation through various sources. However, the estimated budget is based on certain assumptions, including assumptions related to the performance of the business, and there can be no assurance that unanticipated unbudgeted costs will not be incurred or that the business will not perform as expected. Furthermore, the Company has the authority to increase the budget if the Company deems it advisable to enhance the viability of the venture. Future events, including problems, delays, expenses and difficulties frequently encountered in the industry, as well as changes in economic, regulatory or competitive conditions, may lead to cost increases that could make it necessary or advisable for the Company to seek additional financing. There can be no assurance that the Company would be able to obtain any necessary additional financing on terms acceptable to the Company, if at all. Also, additional financings may result in dilution of equity stakes in the Company.

Reliance on management; potential disqualification of managers.

The Company's board of governors has full discretionary authority to structure, manage and monitor the Company's activities, as well as to commit the Company assets, and, in doing so, has no responsibility to consult with any members, subject to applicable law. The continued availability of the services of the Company's governors is critical to the Company's success, and the Company has no key insurance on such governors. The loss of services of any key governor, manager or employee or consultant may have a material adverse effect on the Company.

Governor conflict of interest.

The governors and their principals and employees are not required to render exclusive services in connection with the Company. Consequently, the governors or one or more of their principals or employees may render services in connection with other business projects, including other projects in the industrial hemp industry, during any and or all phases of operations. Furthermore, there may be conflicts of interest between a governor, on the one hand, and the Company and its other Members, on the other. Such conflicts may include cash distribution policies, working capital reserve policies, and the opening of other enterprises in the industrial hemp industry by the governors.

Dependence on successful recruiting efforts.

The Company's long-term success is heavily dependent upon its ability to recruit and train qualified personnel, including key management, industry talent, and technical and marketing personnel. Competition for highly qualified professional, technical, talent, business development, and management and marketing personnel is intense. There can be no assurance that the Company will be successful in attracting, training, or retaining the key personnel required to execute its business plan. If the Company is unsuccessful in its recruiting efforts, such failure could have a material adverse effect on its business, results of operations, financial condition and forecasted financial results.

Risks associated with valuation.

The assumption of Company value underlying this offer may not be representative of fair market value. There is no market for the Company's Shares. Likewise, no independent appraisal or valuation has been performed on the Company. Consequently, the Company has arbitrarily determined the value of the Company based on several factors: estimates of the Company's business potential and earnings prospects; the present state of the Company's development; assessment of the Company's management; the Company's capital needs; and consideration of these factors in relation to the market evaluations of comparable companies, the current conditions of the Company's industry, and the economy as a whole. There can be no assurance that the valuation is representative of fair market value.

Fluctuation of operating results.

The Company and its management expect that the Company will experience substantial variations in net sales and operating results from quarter to quarter due to customer acceptance of its products. If customers do not accept the Company's products, its sales and revenues will decline, resulting in a reduction in its operating income. Customer interest for the Company's products could also be impacted by the timing of the Company's introduction of new products. If competitors introduce new products around the same time that the Company issues new products, and if such competing products are superior to the Company's, customers' desire for the Company's products could decrease, resulting in a decrease in Company sales and revenue. The Company may also lose market share to better-funded, aggressive competitors, particularly if large pharmaceutical companies or alcohol or tobacco companies decide to compete against the Company. Increased competition is likely to result in lower sales volumes, price reductions and reduced revenue and gross margins.

Heightened scrutiny by regulatory authorities.

The Company's existing operations in MN, and any future operations or investments, may become the subject of heightened scrutiny by regulators and other authorities. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company's ability to operate in an economically viable manner.

Risks inherent in an agricultural business.

Industrial hemp is an agricultural product. There are risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. There can be no assurance that natural elements will not have a material adverse effect on the production of the Company's products.

Vulnerability to rising operating costs.

Industrial hemp cultivation operations consume considerable resources, making the Company's suppliers potentially vulnerable to rising energy and or water costs. Rising or volatile costs may have a material adverse effect as to the business, results of operations, financial condition or prospects of the Company.

Results of future clinical research.

Research in the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of industrial hemp or isolated cannabinoids derived from industrial hemp remains in early stages. There have been relatively few clinical trials on the benefits of industrial hemp or isolated cannabinoids derived from industrial hemp (such as CBD). Future research and clinical trials may prove prior research results to be incorrect, or could raise concerns regarding, and perceptions relating to, industrial hemp and industrial hemp derived cannabinoids. Given these risks, uncertainties and assumptions, prospective members should not place undue reliance on prior research articles and reports. Future research studies and clinical trials may reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to industrial hemp and industrial hemp derived cannabinoids, which could have a material adverse effect on the demand for the Company's products with the potential to lead to a material adverse effect on the Company's business, financial condition, results of operations or prospects.

Reliance on key inputs.

The industrial hemp business is dependent on a number of key inputs and their related costs including raw materials and supplies related to growing operations, as well as electricity and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition, results of operations or prospects of the Company. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, the Company might be unable to find a replacement for such source in a timely manner or at all. If a sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to the Company in the future. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition, results of operations or prospects of the Company.

Constraints on marketing products.

The development of the Company's business and operating results may be hindered by applicable restrictions on sales and marketing activities relating to industrial hemp imposed by government regulatory bodies. The regulatory environment in the United States limits companies' abilities to compete for market share in a manner similar to other industries. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company's sales and results of operations could be adversely affected.

Fraudulent or illegal activity by employees, contractors and consultants.

The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; or (iii) laws that require the true, complete and accurate reporting of information or data. It may not always be possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Company's business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company's operations, any of which could have a material adverse effect on the Company's business, financial condition, results of operations or prospects.

Information technology systems and cyber-attacks.

The Company's operations depend, in part, on how well it and its suppliers protect networks, equipment, and information technology systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company's operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

The foregoing list of risk factors does not purport to be a complete enumeration or explanation of the risks involved in an investment in the Company. Buyer should read this Agreement in its entirety, and consult with their own advisors before deciding whether to invest in the Company. In addition, as the Company's investment program develops and changes over time, an investment in the Company may be subject to additional and different risk factors.

EXHIBIT D
Articles of Incorporation
(See attached)
Bylaws
(See attached)

Office of the Minnesota Secretary of State
Certificate of Conversion

I, Steve Simon, Secretary of State of Minnesota, certify that: the documentation required to effectuate a conversion by the entity listed below from the law under which the entity was previously governed to the law under which it is governed after the issuance of this certificate, on the date listed and has been approved pursuant to the procedures required in the chapter indicated.

Conversion Filed Pursuant to Minnesota Statutes, Chapter: 322C

Home Jurisdiction and Name of Converting Entity:

    Minnesota: Stigma LLC

After Conversion, Entity is governed by Minnesota Statutes, Chapter: 302A

Home Jurisdiction and Name of Entity after the Effective Date of Conversion:

    Minnesota: Stigma, Inc.

This Certificate has been issued on: 09/27/2021



Steve Simon
Secretary of State
State of Minnesota

Office of the Minnesota Secretary of State
Certificate of Incorporation

I, Steve Simon, Secretary of State of Minnesota, do certify that: The following business entity has duly complied with the relevant provisions of Minnesota Statutes listed below, and is formed or authorized to do business in Minnesota on and after this date with all the powers, rights and privileges, and subject to the limitations, duties and restrictions, set forth in that chapter.

The business entity is now legally registered under the laws of Minnesota.

Name: Stigma, Inc.

File Number: 1258695400157

Minnesota Statutes, Chapter: 302A

This certificate has been issued on: 09/27/2021



Steve Simon
Secretary of State
State of Minnesota

STATE OF MINNESOTA
ARTICLES OF CONVERSION OF
STIGMA LLC,
A MINNESOTA LIMITED LIABILITY COMPANY,
INTO
STIGMA, INC.,
A MINNESOTA CORPORATION
PURSUANT TO
§322C.1009 OF THE MN REVISED UNIFORM LIMITED LIABILITY COMPANY ACT
AND
§302A.686 OF THE MN BUSINESS CORPORATION ACT

These Articles of Conversion are being executed by the undersigned on behalf of Stigma LLC, a Minnesota limited liability company, for the purpose of converting said limited liability company into a Minnesota corporation pursuant to Section 322C.1009 of the Minnesota Revised Uniform Limited Liability Company Act, as amended, and Section 302A.686 of the Minnesota Business Corporation Act, as amended:

1.   Stigma LLC, a Minnesota limited liability company, first formed on April 27, 2018, is converting into Stigma, Inc., a Minnesota corporation.

2.   The conversion is effective upon filing of these Articles of Conversion with the Minnesota Secretary of State.

3.   The Plan of Conversion, which includes the Articles of Incorporation for the converted entity, Stigma, Inc., is attached as Exhibit A hereto.

4.   The conversion has been approved as required by Chapter 322C of the Minnesota Statutes, being the governing statute of the converting entity, Stigma LLC, and by Chapter 302A of the Minnesota Statutes, being the governing statute of the converted entity, Stigma, Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting corporation has signed these Articles of Conversion as of the 23rd day of September, 2021.

STIGMA LLC

By _Cameron Henderson_____
    Cameron Henderson, Member

1485499.3

PLAN OF CONVERSION OF
STIGMA, LLC,
A MINNESOTA LIMITED LIABILITY COMPANY, INTO
STIGMA, INC., A MINNESOTA CORPORATION

THIS PLAN OF CONVERSION (the "Plan"), dated as of September 23, 2021, is hereby authorized, adopted and approved by Stigma, LLC, a Minnesota limited liability company (the "Converting LLC"), in order to set forth the terms, conditions and procedures governing the conversion of the Converting LLC into a Minnesota corporation pursuant to Sections 322C.1007 to 322C.1010 of the Minnesota Revised Uniform Limited Liability Company Act (as amended, the "MRULLCA") and Sections 302A.682 to 302A.692 of the Minnesota Business Corporation Act (as amended, the "MBCA").

WHEREAS, the members of the LLC (the "Members") have each determined it is in the best interests of the Converting LLC and the Members for the Converting LLC to convert into a Minnesota corporation pursuant to Sections 322C.1007 to 322C.1010 of the MRULLCA and Sections 302A.682 to 302A.692 of the MBCA upon the terms and subject to the conditions and in accordance with the procedures set forth herein, and the Members have each authorized, adopted and approved the Conversion (as defined below) and this Plan and the execution, delivery and filing of any and all instruments, certificates and documents necessary or desirable in connection therewith.

NOW, THEREFORE, the conversion of the Converting LLC into a Minnesota corporation shall be effectuated as follows:

1.   Conversion; Effect of Conversion. Upon the terms and subject to the conditions of this Plan and pursuant to the relevant provisions of the MBCA, including, without limitation, Sections 302A.682 to 302A.692 of the MBCA and Sections 322C.1007 to 322C.1010 of the MRULLCA, the Converting LLC shall convert (referred to herein as the "Conversion") into a Minnesota corporation to be governed by the MBCA named "Stigma, Inc." (referred to herein as the "Resulting Corporation") at the Effective Time (as defined below). The Converting LLC shall not be required to wind up its affairs or pay its liabilities and distribute its assets, and the Conversion shall not be deemed to constitute a dissolution of the Converting LLC and shall constitute a continuation of the existence of the Converting LLC in the form of a corporation of the State of Minnesota under the MBCA. The Conversion otherwise shall have the effects specified in Section 322C.1010 of the MRULLCA and Section 302A.691 of the MBCA.

2.   Articles of Conversion; the Articles of Incorporation; Effective Time.   The Conversion shall be effected by the filing with the Secretary of State of the State of Minnesota of: (i) duly executed Articles of Conversion meeting the requirements of Section 322C.1009 of the MRULLCA and Section 302A.686 of the MBCA (the "Articles of Conversion") and (ii) duly executed Articles of Incorporation of the Resulting Corporation, substantially in the form of Exhibit A attached hereto (the "Articles of Incorporation"). The Conversion shall become

1485502.01

effective upon the filing of the Articles of Conversion and the Articles of Incorporation, or such later effective time as shall be approved by the Members. The date and time of such effectiveness is referred to herein as the "**Effective Time.**"

3. <u>Directors and Officers of the Resulting Corporation</u>. The directors and officers of the Resulting Corporation immediately after the Effective Time shall be those individuals who were serving as Members and officers, respectively, of the Converting LLC immediately prior to the Effective Time. The Converting LLC and, after the Effective Time, the Resulting Corporation and its Board of Directors shall take such actions to cause each of such individuals to be appointed as a director and/or officer, as the case may be, of the Resulting Corporation.

4. <u>Effect of the Conversion on the Membership interests of the Converting LLC</u>. At the Effective Time, automatically by virtue of the Conversion and without any further action on the part of the Converting LLC, the Resulting Corporation or any equity holder thereof, each outstanding p of the Converting LLC shall be converted into one (1) share of Common Stock, par value $0.0001 per share (the "**Shares**") of the Resulting Corporation, such that the proportional ownership interest of each record holder of membership interests in the Converting LLC immediately prior to the Effective Time shall be the same as such holder's proportional ownership interest of Shares in the Resulting Corporation immediately following such Effective Time. All such Shares will be certificated and are deemed to be duly issued, fully paid and nonassessable upon the Effective Time. Following the Effective Time, all membership interests of the Converting LLC shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of membership interests immediately prior to the Effective Time shall cease to have any rights in respect thereof, except the right to receive that portion of the Shares into which such membership interests are converted pursuant to the Conversion and this Section 4.

5. <u>Further Assurances</u>. If, at any time after the Effective Time, the Resulting Corporation shall determine or be advised that any deeds, bills of sale, assignments, agreements, documents or assurances or any other acts or things are necessary, desirable or appropriate, consistent with the terms of this Plan, (i) to vest, perfect or confirm, of record or otherwise, in the Resulting Corporation its right, title or interest in, to or under any of the rights, privileges, immunities, powers, purposes, franchises, properties or assets of the Converting LLC, or (ii) to otherwise carry out the purposes of this Plan, the Resulting Corporation and its appropriate officers and directors (or their designees), are hereby authorized to solicit in the name of the Converting LLC any third-party consents or other documents required to be delivered by any third party, to execute and deliver, in the name and on behalf of the Converting LLC, all such deeds, bills of sale, assignments, agreements, documents and assurances and do, in the name and on behalf of the Converting LLC, all such other acts and things necessary, desirable or appropriate to vest, perfect or confirm its right, title or interest in, to or under any of the rights, privileges, immunities, powers, purposes, franchises, properties or assets of the Converting LLC and otherwise to carry out the purposes of this Plan.

6.   Implementation and Interpretation; Termination and Amendment. This Plan shall be implemented and interpreted, prior to the Effective Time, by the Members of the Converting LLC and, following the Effective Time, by the Board of Directors of the Resulting Corporation, (i) each of which shall have full power and authority to delegate and assign any matters covered hereunder to any other party or parties, including, without limitation, any officers of the Converting LLC or the Resulting Corporation, as the case may be, and (ii) the interpretations and decisions of which shall be final, binding and conclusive on all parties.

7.   Governing Law. This Plan shall be construed in accordance with and governed by the laws of the State of Minnesota, without regard to the conflict of laws provisions thereof.

8.   Abandonment. This Plan of Conversion may be abandoned by the Converting LLC at any time prior to the Effective Date.

       IN WITNESS WHEREOF, Stigma, LLC has caused this Plan to be executed by its duly authorized representative as of the date first stated above.

                             STIGMA, LLC

                             By *Cameron Henderson*
                             _____
                                 Cameron Henderson, member

Exhibit A

Form of Articles of Incorporation

(attached)

1485502.3



ARTICLES OF INCORPORATION OF
STIGMA, INC.

The undersigned incorporator, being a natural person of full age, for the purpose of forming a corporation under and pursuant to Minnesota Statutes Chapter 302A, hereby adopts the following Articles of Incorporation:

ARTICLE I
NAME

The name of the corporation shall be Stigma, Inc. (referred to herein as the "Corporation").

ARTICLE II
REGISTERED OFFICE ADDRESS

The address of the registered office of the Corporation in the State of Minnesota is as follows: 2563 Monterey Ave., St. Louis Park, MN 55416.

ARTICLE III
DURATION

Unless dissolved earlier in accordance with applicable law, the Corporation shall have perpetual existence.

ARTICLE IV
PURPOSE AND POWERS

The Corporation shall have a general business purpose and shall have the unlimited power to engage in and to do any act necessary or incidental to the conduct of any business for which corporations may be organized under the Act, together with the power to do or perform any acts consistent with or which may be implied from the powers expressly conferred upon corporations by Minnesota Statutes Chapter 302A.

ARTICLE V
CAPITAL

5.01. The aggregate number of shares of stock which the Corporation shall have the authority to issue shall be ten million (10,000,000) shares, each with $0.0001 par value. Unless and until designated otherwise pursuant to Section 5.02 below, all shares shall be voting Common Stock and holders of Common Stock shall be entitled to one vote per share of Common Stock on each matter submitted to the shareholders.

5.02.   The Board of Directors shall have the power and authority to fix any designation, class, series, voting power, preference, right, qualification, limitation, restriction, dividend, time and price of redemption, and conversion right as to any shares of the Corporation.

5.03.   The Board of Directors is authorized from time to time to accept subscriptions for, issue, sell and deliver shares of stock of any class or series of the Corporation, and rights to purchase securities of the Corporation, to such persons, at such time, for such consideration, and upon such terms and conditions as the Board shall determine.

ARTICLE VI
DENIAL OF PREEMPTIVE RIGHTS

Shareholders of the Corporation shall not have any preemptive rights to subscribe for or purchase any shares, or rights to purchase any shares, or any securities other than shares that are exchangeable for, convertible into, or carry a right to acquire new or additional shares, of the Corporation.

ARTICLE VII
DENIAL OF CUMULATIVE VOTING RIGHTS

In all elections for directors, each shareholder shall have one vote for each share of stock held by such shareholder. A shareholder shall not have the right to cumulate his or her votes in any election of directors.

ARTICLE VIII
WRITTEN ACTIONS

8.01.   The Board of Directors may take any action required or permitted by law or by these Articles to be taken by the Board of Directors at a duly held meeting without a meeting by written action signed, or consented to by an authenticated electronic communication, by a majority of the members of the Board, except as to those matters which require shareholder approval, in which case the written action shall be signed or so consented to by all members of the Board of Directors.

8.02.   The shareholders may take any action required or permitted by law or by these Articles to be taken by the shareholders at a duly held meeting without a meeting by written action signed, or consented to by an authenticated electronic communication, by shareholders having voting power equal to the voting power that would be required to take the same action at a meeting of the shareholders at which all shareholders were present, but in no event may written action be taken by holders of less than a majority of the voting power of all shares entitled to vote on that action.

1486255.03

ARTICLE IX
LIMITATION OF LIABILITY

To the fullest extent permitted by Minnesota Statutes Chapter 302A, as the same exists or may hereafter be amended, no officer or director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as an officer or director; provided, however, that this Article shall not eliminate or limit the liability of an officer or director (i) for any breach of the officer's or director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve international misconduct or a knowing violation of law, (iii) under Section 302A.559 or 80A.76 of the Minnesota Statutes, (iv) for any transaction from which the officer or director derived an improper personal benefit, or (v) for any act or omission occurring prior to the effective date of this Article. If the Minnesota Business Corporation Act is amended after this Article becomes effective to authorize corporate action further eliminating or limiting the personal liability of officers or directors, then the liability of an officer or director, in addition to the limitation on personal liability provided herein, shall be eliminated or limited to the fullest extent permitted by the amended Minnesota Business Corporation Act. Any repeal or modification of this Article by the shareholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of, or any right or protection as, an officer or director of the Corporation existing at, or with respect to any act or omission which occurred prior to, the date of such repeal or modification.

ARTICLE X
INCORPORATOR

The name and address of the incorporator is:

Zachary J. Robins
Messerli & Kramer P.A.
100 South Fifth Street, Suite 1400
Minneapolis, Minnesota 55402

IN WITNESS WHEREOF, the undersigned incorporator has hereunto affixed his signature this 23rd day of September, 2021.



By: _____
Zachary J. Robins, Incorporator

-3-

1456255.03



File Numbers

125869540013

1014632300023

1258695400157

STATE OF MINNESOTA
OFFICE OF THE SECRETARY OF STATE
FILED

9/27/2021 11:59:00 PM

Steve Simon
Secretary of State

BYLAWS
OF
STIGMA, INC.

ARTICLE I
OFFICES

1.1 **Offices**. The address of the registered office of the corporation shall be designated in the Articles of Incorporation, as amended from time to time. The principal executive office of the corporation shall initially be located at 2563 Monterey Ave., St. Louis Park, MN 55416, and the corporation may have offices at such other places within or without the State of Minnesota as the Board of Directors shall from time to time determine or the business of the corporation requires.

ARTICLE II
MEETINGS OF SHAREHOLDERS

2.1 **Regular Meetings**. Regular meetings of the shareholders of the corporation entitled to vote shall be held on an annual or other less frequent basis as shall be determined by the Board of Directors or by the chief executive officer; provided, that if a regular meeting has not been held during the immediately preceding fifteen (15) months, a shareholder or shareholders holding ten percent (10%) or more of the voting power of all shares entitled to vote may demand a regular meeting of shareholders by written notice of demand given to the chief executive officer or chief financial officer of the corporation. At each regular meeting, the shareholders, voting as provided in the Articles of Incorporation and these Bylaws, shall elect qualified successors for directors who serve for an indefinite term or for directors whose terms have expired or are due to expire within six months after the date of the meeting, and shall transact such other business as shall come before the meeting. No meeting shall be considered a regular meeting unless specifically designated as such in the notice of meeting or unless all the shareholders entitled to vote are present in person, by proxy or by means of remote communication and none of them objects to such designation.

2.2 **Special Meetings**. Special meetings of the shareholders entitled to vote may be called at any time by the Chairman of the Board, the chief executive officer, the chief financial officer, two or more directors, or a shareholder or shareholders holding ten percent (10%) or more of the voting power of all shares entitled to vote who shall demand such special meeting by giving written notice of demand to the chief executive officer or the chief financial officer specifying the purposes of the meeting.

2.3 **Meetings Held Upon Shareholder Demand**. Within thirty (30) days after receipt by the chief executive officer or the chief financial officer of a demand from any shareholder or shareholders entitled to call a regular or special meeting of shareholders, the Board of Directors shall cause such meeting to be called and held on notice no later than ninety (90) days after receipt of such demand. If the Board of Directors fails to cause such a meeting to be called and held, the shareholder or shareholders making the demand may call the meeting by giving notice as provided in Section 2.5 hereof at the expense of the corporation.

2.4 **Place of Meetings**. Meetings of the shareholders shall be held at the principal executive office of the corporation or at such other place, within or without the State of Minnesota, as is designated by the Board of Directors, except that a regular or special meeting called by or at the demand of a shareholder shall be held in the county where the principal executive office of the corporation is located. Notwithstanding the foregoing, the Board of Directors may determine that a regular or special meeting of shareholders shall be held solely by means of remote communication in accordance with Section 2.7 below.

2.5   **Notice of Meetings**. Except as otherwise specified in Section 2.6 or required by law, a written notice setting out the place, date and hour of any regular or special meeting shall be given to each holder of shares entitled to vote not less than five (5) days nor more than sixty (60) days prior to the date of the meeting; provided, that notice of a meeting at which there is to be considered a proposal (i) to dispose of all, or substantially all, of the property and assets of the corporation or (ii) to dissolve the corporation shall be given to all shareholders of record, whether or not entitled to vote; and provided further, that notice of a meeting at which there is to be considered a proposal to adopt a plan of merger or exchange shall be given to all shareholders of record, whether or not entitled to vote, at least fourteen (14) days prior thereto. Notice of any special meeting shall state the purpose or purposes of the proposed meeting, and the business transacted at all special meetings shall be confined to the purposes stated in the notice.

Notice of a meeting may be given in a form of electronic communication consented to by the shareholder to whom the notice is given and is effective when directed to the shareholder in a manner to which the shareholder has consented. If notice is given by a posting or an electronic network, a separate notice must be given to the shareholder of the specific posting, and notice is deemed given on the later of the posting or the giving of the separate notice. Consent by a shareholder to notice by electronic communication may be given in writing or by authenticated electronic communication.

2.6   **Waiver of Notice**. A shareholder may waive notice of any meeting before, at or after the meeting, in writing, orally or by attendance. Attendance at a meeting by a shareholder is a waiver of notice of that meeting unless the shareholder objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened, or objects before a vote on an item of business because the item may not be lawfully considered at such meeting and does not participate in the consideration of the item at such meeting.

2.7   **Shareholder Meetings Held Solely by Means of Remote Communications**.   If determined by the Board of Directors, a regular or special meeting of shareholders may be held solely by any combination of means of remote communication through which the shareholders may participate in the meeting, if notice of the meeting is given to every holder of shares entitled to vote, and if the number of shares held by the shareholders participating in the meeting would be sufficient to constitute a quorum at a meeting. Participation by a shareholder by that means constitutes presence at the meeting in person or by proxy if all the other requirements of applicable to proxies are met. The corporation shall implement reasonable measures to verify that each shareholder deemed present by means of remote communication and entitled to vote at the shareholder meeting is a shareholder and to provide each shareholder participating by means of remote communication with a reasonable opportunity to participate in the meeting and to vote on matters submitted to the shareholders.

2.8   **Participation in Shareholder Meetings by Remote Communication**. If determined by the board and provided the corporation implements the measures described in the last sentence of Section 2.7, a shareholder not physically present in person or by proxy at a regular or special meeting of shareholders may, by means of remote communication, participate in a meeting of shareholders held at a designated place. Participation by a shareholder by that means constitutes presence at the meeting in person or by proxy if all the other requirements applicable to proxies are met.

2.9   **Quorum and Adjourned Meeting**. The holders of a majority of the voting power of the shares entitled to vote at a meeting, represented either in person or by proxy, shall constitute a quorum for the transaction of business at any regular or special meeting of shareholders. If a quorum is present when a duly called or held meeting is convened, the shareholders present may continue to transact business until adjournment, even though the withdrawal of a number of shareholders originally present leaves less than the proportion or number otherwise required for a quorum. In case a quorum is not present at any

2

meeting, those present shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the requisite number of shares entitled to vote shall be represented. At such adjourned meeting at which the required amount of shares entitled to vote shall be represented, any business may be transacted which might have been transacted at the original meeting.

2.10   **Voting**. At each meeting of the shareholders, every shareholder having the right to vote shall be entitled to vote in person, by proxy duly appointed by an instrument in writing subscribed by such shareholder or, if determined by the Board of Directors, by means of remote communication. Each shareholder shall have one (1) vote for each share having voting power standing in each shareholder's name on the books of the corporation except as may be otherwise provided in the terms of the share. Upon the demand of any shareholder, the vote for directors or the vote upon any question before the meeting shall be by ballot. All elections for directors shall be decided by a plurality of the voting power of the shares present and entitled to vote on the election of directors at a meeting at which a quorum is present, unless otherwise provided in the Articles of Incorporation. All questions shall be decided by a majority vote of the number of shares entitled to vote and represented at any meeting at which there is a quorum except in such cases as shall otherwise be required by statute or the Articles of Incorporation.

2.11   **Action Without a Meeting**. An action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting by written action signed, or consented to by authenticated electronic communication, by all of the shareholders entitled to vote on that action (or such lesser number of shareholders as may be permitted by the Articles of Incorporation).

2.12   **Order of Business**. The suggested order of business at any regular meeting and, to the extent appropriate, at all other meetings of the shareholders shall, unless modified by the presiding chairman, be:

1.   Call of roll
2.   Proof of due notice of meeting or waiver of notice
3.   Determination of existence of quorum
4.   Reading and disposal of any unapproved minutes
5.   Reports of officers and committees
6.   Election of directors
7.   Unfinished business
8.   New business
9.   Adjournment.


ARTICLE III
DIRECTORS


3.1   **General Powers**. The business and affairs of the corporation shall be managed by or under the direction of a Board of Directors.

3.2   **Number, Term and Qualifications**. The Board of Directors shall initially consist of two (2) members. At each regular meeting, the shareholders shall determine the number of directors; provided, that between regular meetings the authorized number of directors may be increased or decreased by the shareholders or increased by the Board of Directors. Fixed terms, may be established by the Board of Directors. If fixed terms have not been so established, each director shall serve for an indefinite term that expires at the next regular meeting of shareholders, and until such director's successor is elected and qualified, or until such director's earlier death, resignation, disqualification, or removal as provided by statute.

3.3   **Vacancies**. Vacancies on the Board of Directors may be filled by the affirmative vote of a majority of the remaining members of the Board, though less than a quorum; provided, that newly created directorships resulting from an increase in the authorized number of directors shall be filled by the affirmative vote of a majority of the directors serving at the time of such increase. Persons so elected shall be directors until their successors are elected by the shareholders, who may make such election at the next regular or special meeting of the shareholders.

3.4   **Quorum and Voting**. A majority of the directors currently holding office shall constitute a quorum for the transaction of business. In the absence of a quorum, a majority of the directors present may adjourn a meeting from time to time until a quorum is present. If a quorum is present when a duly called or held meeting is convened, the directors present may continue to transact business until adjournment even though the withdrawal of a number of directors originally present leaves less than the proportion or number otherwise required for a quorum. Except as otherwise required by law or the Articles of Incorporation, the acts of a majority of the directors present at a meeting at which a quorum is present shall be the acts of the Board of Directors.

3.5   **Decisions requiring Shareholder Consent**. Notwithstanding anything to the contrary, the Board must receive the prior consent of the Shareholders holding two-thirds of the Voting Common Stock to do any of the following:

(i)   Determining any Director compensation (other than reimbursement of Director expenses as provided hereof)

(ii)   Selling, leasing, exchanging, or otherwise disposing of all, or substantially all, of the Company's property, with or without the good will, outside the ordinary course of the Company's business;

(iii)   Approving a merger, conversion, or domestication involving the Company;

(iv)   Amending these Bylaws or the Articles of Incorporation;

(v)   Creating a new class of Shares with interests in the Company with preferential rights that are superior to the rights of any current shareholder;

(vi)   Incur any indebtedness that would cause the Company to have aggregate indebtedness in excess of $250,000, or would require a guaranty of the Shareholders;

(vii)   Close or cease business operations or any substantial alteration to the nature of scope of the business of the Company; or

(viii) Terminate the employment of any Shareholder other than for Cause.

3.6   **Board Meetings; Place and Notice**. Meetings of the Board of Directors may be held from time to time at any place within or without the State of Minnesota that the Board of Directors may designate or by any means described in Section 3.6 below. In the absence of designation by the Board of Directors, Board meetings shall be held at the principal executive office of the corporation, except as may be otherwise unanimously agreed orally, or in writing, or by attendance. Any director may call a Board meeting by giving five (5) days' notice to all directors of the date and time of the meeting. The notice need not state the purpose of the meeting, and may be given by mail or in person or by any form of electronic communication by which the director has consented to receive notice. If a meeting schedule is adopted by the Board, or if the date and time of a Board meeting has been announced at a previous meeting, no notice is required.

3.7 **Board Meetings Held Solely by Means of Remote Communication**. Any meeting among directors may be conducted solely by one or more means of remote communication through which all of the directors may participate with each other during the meeting, if the notice is given of the meeting as required by Section 3.5 above, and if the number of directors participating in the meeting is sufficient to constitute a quorum at a meeting. Participation in a meeting by that means constitutes presence at the meeting.

3.8 **Participation in Board Meetings by Means of Remote Communication**. A director may participate in a board meeting by means of conference telephone or, if authorized by the board, by such other means of remote communication, in each case through which the director, other directors so participating, and all directors physically present at the meeting may participate with each other during the meeting. Participation in a meeting by that means constitutes presence at the meeting.

3.9 **Waiver of Notice**. A director may waive notice of any meeting before, at or after the meeting, in writing, orally or by attendance. Attendance at a meeting by a director is a waiver of notice of that meeting unless the director objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened and does not participate thereafter in the meeting.

3.10 **Absent Directors**. A director may give advance written consent or opposition to a proposal to be acted on at a Board meeting. If the director is not present at the meeting, consent or opposition to a proposal does not constitute presence for purposes of determining the existence of a quorum, but consent or opposition shall be counted as a vote in favor of or against the proposal and shall be entered in the minutes of the meeting, if the proposal acted on at the meeting is substantially the same or has substantially the same effect as the proposal to which the director has consented or objected.

3.11 **Compensation**. Directors who are not salaried officers of the corporation shall receive such fixed sum and expenses per meeting attended or such fixed annual sum or both as shall be determined from time to time by resolution of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving this corporation in any other capacity and receiving proper compensation therefor.

3.12 **Action Without Meeting**. Any action of the Board of Directors or any committee of the Board that may be taken at a meeting thereof may be taken without a meeting if authorized by a written action signed or consented to by authenticated electronic communication, by a majority of the members of the Board of Directors or of such committee, except as to those matters which require shareholder approval, in which case the written action shall be signed or so consented to by all members of the Board of Directors, or by all of the members of such committee, as the case may be.

3.13 **Committees**. The Board of Directors may, by resolution approved by affirmative vote of a majority of the Board, establish committees having the authority of the Board in the management of the business of the corporation only to the extent provided in the resolution. Committees may include a special litigation committee consisting of one or more independent directors or other independent persons to consider legal rights or remedies of the corporation and whether those rights and remedies should be pursued. Each such committee shall consist of one or more natural persons (who need not be directors) appointed by the affirmative vote of a majority of the directors present, and shall, other than special litigation committees, be subject at all times to the direction and control of the Board. A majority of the members of a committee present at a meeting shall constitute a quorum for the transaction of business.

Committee meetings may be held solely by means of remote communication and committee members may participate in meetings by means of remote communication to the same extent as permitted for meetings of the Board of Directors.

3.14　**Order of Business**.　The suggested order of business at any meeting of the Board of Directors shall, to the extent appropriate and unless modified by the presiding chairman, be:

1.　　Roll call
2.　　Proof of due notice of meeting or waiver of notice, or unanimous presence and declaration by presiding chairman
3.　　Determination of existence of quorum
4.　　Reading and disposal of any unapproved minutes
5.　　Reports of officers and committees
6.　　Election of officers
7.　　Unfinished business
8.　　New business
9.　　Adjournment.

ARTICLE IV
OFFICERS

4.1　**Number and Designation**.　The corporation shall have one or more natural persons exercising the functions of the offices of chief executive officer and chief financial officer.　The Board of Directors may elect or appoint such other officers or agents as it deems necessary for the operation and management of the corporation including, but not limited to, a Chairman of the Board, a President, one or more Vice Presidents, a Secretary and a Treasurer, each of whom shall have the powers, rights, duties and responsibilities set forth in these Bylaws unless otherwise determined by the Board. Any of the offices or functions of those offices may be held by the same person.

4.2　**Election, Term of Office and Qualification**.　At the first meeting of the Board following each election of directors, the Board shall elect officers, who shall hold office until the next election of officers or until their successors are elected or appointed and qualify; provided, however, that any officer may be removed with or without cause by the affirmative vote of a majority of the Board of Directors present (without prejudice, however, to any contract rights of such officer).

4.3　**Resignation**.　Any officer may resign at any time by giving written notice to the corporation.　The resignation is effective when notice is given to the corporation, unless a later date is specified in the notice, and acceptance of the resignation shall not be necessary to make it effective.

4.4　**Vacancies in Office**.　If there be a vacancy in any office of the corporation, by reason of death, resignation, removal or otherwise, such vacancy may, or in the case of a vacancy in the office of chief executive officer or chief financial officer shall, be filled for the unexpired term by the Board of Directors.

4.5　**Chief Executive Officer**.　Unless provided otherwise by a resolution adopted by the Board of Directors, the chief executive officer (a) shall have general active management of the business of the corporation; (b) shall, when present and in the absence of the Chairman of the Board, preside at all meetings of the shareholders and Board of Directors; (c) shall see that all orders and resolutions of the Board are carried into effect; (d) shall sign and deliver in the name of the corporation any deeds, mortgages, bonds, contracts or other instruments pertaining to the business of the corporation, except in cases in which the authority to sign and deliver is required by law to be exercised by another person or is

6

expressly delegated by the Articles, these Bylaws or the Board to some other officer or agent of the corporation; (e) may maintain records of and certify proceedings of the Board and shareholders; and (f) shall perform such other duties as may from time to time be assigned to the chief executive officer by the Board.

4.6   **Chief Financial Officer**. Unless provided otherwise by a resolution adopted by the Board of Directors, the chief financial officer (a) shall keep accurate financial records for the corporation; (b) shall deposit all monies, drafts and checks in the name of and to the credit of the corporation in such banks and depositories as the Board of Directors shall designate from time to time; (c) shall endorse for deposit all notes, checks and drafts received by the corporation as ordered by the Board, making proper vouchers therefor; (d) shall disburse corporate funds and issue checks and drafts in the name of the corporation, as ordered by the Board; (e) shall render to the chief executive officer and the Board of Directors, whenever requested, an account of all transactions undertaken as chief financial officer and of the financial condition of the corporation; and (f) shall perform such other duties as may be prescribed by the Board of Directors or the chief executive officer from time to time.

4.7   **Chairman of the Board**. The Chairman of the Board shall preside at all meetings of the shareholders and of the Board and shall exercise general supervision and direction over the more significant matters of policy affecting the affairs of the corporation, including particularly its financial and fiscal affairs.

4.8   **President**. Unless otherwise determined by the Board, the President shall be the chief executive officer. If an officer other than the President is designated chief executive officer, the President shall perform such duties as may from time to time be assigned to the President by the Board. If the office of Chairman of the Board is not filled, the President shall also perform the duties set forth in Section 4.7.

4.9   **Vice President**. Each Vice President shall have such powers and shall perform such duties as may be specified in these Bylaws or prescribed by the Board of Directors. In the event of absence or disability of the President, the Board of Directors may designate a Vice President or Vice Presidents to succeed to the power and duties of the President.

4.10   **Secretary**. The Secretary shall, unless otherwise determined by the Board, be secretary of and attend all meetings of the shareholders and Board of Directors, and may record the proceedings of such meetings in the minute book of the corporation and, whenever necessary, certify such proceedings. The Secretary shall give proper notice of meetings of shareholders and shall perform such other duties as may be prescribed by the Board of Directors or the chief executive officer from time to time.

4.11   **Treasurer**. Unless otherwise determined by the Board, the Treasurer shall be the chief financial officer of the corporation. If an officer other than the Treasurer is designated chief financial officer, the Treasurer shall perform such duties as may be prescribed by the Board of Directors or the chief executive officer from time to time.

4.12   **Delegation**. Unless prohibited by a resolution approved by the affirmative vote of a majority of the directors present, an officer elected or appointed by the Board may delegate in writing some or all of the duties and powers of such officer to other persons.

ARTICLE V
INDEMNIFICATION

5.1   **Indemnification**. The corporation shall indemnify a person made or threatened to be made a party to a threatened, pending, or completed civil, criminal, administrative, arbitration, or investigative proceeding by reason of the former or present official capacity of the person (a "Covered Person"), against judgments, penalties, fines (including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan), settlements, and reasonable expenses (including attorneys' fees and disbursements) incurred by the Covered Person in connection with the proceeding, if, with respect to the acts or omissions of the Covered Person complained of in the proceeding, the Covered Person:

(a)   has not been indemnified by another organization or employee benefit plan;

(b)   acted in good faith;

(c)   received no improper personal benefit and, in the case of a director, disclosed any material financial interest;

(d)   had no reason to believe the conduct was unlawful, in the case of a criminal proceeding; and

(e)   reasonably believed that the conduct was in (or not opposed to) the Corporation's best interests.

Notwithstanding the foregoing, except for claims for indemnification (following the final disposition of such proceeding), the corporation shall be required to indemnify a person in connection with a proceeding (or part thereof) commenced by such person only if the commencement of such proceeding (or part thereof) by the person was authorized in the specific case by the Board of Directors. The termination of a proceeding by judgment, order, settlement, conviction, or plea of nolo contendere or its equivalent does not, by itself, establish that a Covered Person failed to meet the criteria set forth in this Section. The corporation shall pay or reimburse reasonable expenses (including attorneys' fees and disbursements) incurred by a Covered Person in advance of the final disposition of the proceeding if the corporation:

(a)   receives, in writing:

(i)   an affirmation by the Covered Person of the Covered Person's good faith belief that the Covered Person meets the criteria for indemnification set forth in Minnesota Statutes, Chapter 302A; and

(ii)   an undertaking by the Covered Person to repay the amount so advanced if it is ultimately determined that the Covered Person did not meet the criteria for indemnification set forth in Minnesota Statutes, Chapter 302A; and

(b)   determines that the facts, as then known to those making the determination, do not preclude indemnification.

ARTICLE VI
SHARES AND THEIR TRANSFER

6.1   **Certificate of Stock**. Every owner of stock of the corporation shall be entitled to a certificate, in such form as the Board of Directors may prescribe, certifying the number of shares of stock

8

of the corporation owned by such shareholder. The certificates for such stock shall be numbered (separately for each class) in the order in which they are issued and shall, unless otherwise determined by the Board, be signed by the chief executive officer, the chief financial officer, or any other officer of the corporation. A signature upon a certificate may be a facsimile. Certificates on which a facsimile signature of a former officer, transfer agent or registrar appears may be issued with the same effect as if such person were such officer, transfer agent or registrar on the date of issue.

6.2 **Stock Record**. As used in these Bylaws, the term "shareholder" shall mean the person, firm or corporation in whose name outstanding shares of capital stock of the corporation are currently registered on the stock record books of the corporation. The corporation shall keep, at its principal executive office or at another place or places within the United States determined by the Board, a share register not more than one year old containing the names and addresses of the shareholders and the number and classes of shares held by each shareholder. The corporation shall also keep at its principal executive office or at another place or places within the United States determined by the Board, a record of the dates on which certificates representing shares were issued. Every certificate surrendered to the corporation for exchange or transfer shall be cancelled and no new certificate or certificates shall be issued in exchange for any existing certificate until such existing certificate shall have been so cancelled (except as provided for in Section 6.4 of this Article VI).

6.3 **Transfer of Shares**. Transfer of shares on the books of the corporation may be authorized only by the shareholder named in the certificate (or the shareholder's legal representative or duly authorized attorney-in-fact) and upon surrender for cancellation of the certificate or certificates for such shares. The shareholder in whose name shares of stock stand on the books of the corporation shall be deemed the owner thereof for all purposes as regards the corporation; provided, that when any transfer of shares shall be made as collateral security and not absolutely, such fact, if known to the corporation or to the transfer agent, shall be so expressed in the entry of transfer; and provided, further, that the Board of Directors may establish a procedure whereby a shareholder may certify that all or a portion of the shares registered in the name of the shareholder are held for the account of one or more beneficial owners.

6.4 **Lost Certificate**. Any shareholder claiming a certificate of stock to be lost or destroyed shall make an affidavit or affirmation of that fact in such form as the Board of Directors may require, and shall, if the directors so require, give the corporation a bond of indemnity in form and with one or more sureties satisfactory to the Board of at least double the value, as determined by the Board, of the stock represented by such certificate in order to indemnify the corporation against any claim that may be made against it on account of the alleged loss or destruction of such certificate, whereupon a new certificate may be issued in the same tenor and for the same number of shares as the one alleged to have been destroyed or lost.

ARTICLE VII
GENERAL PROVISIONS

7.1 **Record Dates**. In order to determine the shareholders entitled to notice of and to vote at a meeting, or entitled to receive payment of a dividend or other distribution, the Board of Directors may fix a record date which shall not be more than sixty (60) days preceding the date of such meeting or distribution. In the absence of action by the Board, the record date for determining shareholders entitled to notice of and to vote at a meeting shall be at the close of business on the day preceding the day on which notice is given, and the record date for determining shareholders entitled to receive a distribution shall be at the close of business on the day on which the Board of Directors authorizes such distribution.

7.2 **Distributions; Acquisitions of Shares**. Subject to the provisions of law, the Board of Directors may authorize the acquisition of the corporation's shares and may authorize distributions whenever and in such amounts as, in its opinion, the condition of the affairs of the corporation shall render it advisable.

7.3   **Fiscal Year**. The fiscal year of the corporation shall be established by the Board of Directors.

7.4   **Seal**. The corporation shall have no corporate seal.

7.5   **Securities of Other Corporations**.

(a)   **Voting Securities Held by the Corporation**. Unless otherwise ordered by the Board of Directors, the chief executive officer shall have full power and authority on behalf of the corporation (i) to attend and to vote at any meeting of security holders of other companies in which the corporation may hold securities; (ii) to execute any proxy for such meeting on behalf of the corporation; and (iii) to execute a written action in lieu of a meeting of such other company on behalf of this corporation. At such meeting, by such proxy or by such writing in lieu of meeting, the chief executive officer shall possess and may exercise any and all rights and powers incident to the ownership of such securities that the corporation might have possessed and exercised if it had been present. The Board of Directors may from time to time confer like powers upon any other person or persons.

(b)   **Purchase and Sale of Securities**. Unless otherwise ordered by the Board of Directors, the chief executive officer shall have full power and authority on behalf of the corporation to purchase, sell, transfer or encumber securities of any other company owned by the corporation which represent not more than 10% of the outstanding securities of such issue, and may execute and deliver such documents as may be necessary to effectuate such purchase, sale, transfer or encumbrance. The Board of Directors may from time to time confer like powers upon any other person or persons.

7.6   **Shareholder Agreements**. In the event of any conflict or inconsistency between these Bylaws, or any amendment thereto, and any shareholder control agreement as defined in Minnesota Statutes, section 302A.457, whenever adopted, such shareholder control agreement shall govern.


ARTICLE VIII
AMENDMENTS OF BYLAWS


8.1   **Amendments**. Unless the Articles of Incorporation or these Bylaws provide otherwise, these Bylaws may be altered, amended, added to or repealed by the affirmative vote of a majority of the members of the Board of Directors. Such authority in the Board of Directors is subject to the power of the shareholders to change or repeal such Bylaws, and the Board of Directors shall not make or alter any Bylaws fixing a quorum for meetings of shareholders, prescribing procedures for removing directors or filling vacancies on the Board, or fixing the number of directors or their classifications, qualifications or terms of office, but the Board may adopt or amend a Bylaw to increase the number of directors.


[Remainder of this page intentionally left blank; Signature page follows]


1705424.1

CERTIFICATION

The undersigned, Secretary of Stigma, Inc. hereby certifies that the foregoing Stigma, Inc. Bylaws were approved and adopted by the Board of Directors to be effective September 29, 2021.

Josh Maslowski, Director

1705424.1

EXHIBIT E
Subscription Agreement
(See attached)

55

STIGMA, INC.
SUBSCRIPTION AGREEMENT
(Including investment representations)

IMPORTANT: This document contains significant representations.
Please read carefully before signing.

Stigma, Inc.
Attn: Josh Maslowski
2563 Monterey Avenue
St. Louis Park, MN 55416

Ladies and Gentlemen:

I commit and subscribe to purchase from STIGMA, INC., a Minnesota corporation (the "Company") "Common Shares" in the dollar amount set forth below and upon the terms and conditions set forth herein.

I understand that this Subscription Agreement is conditioned upon Company's acceptance of subscriptions. If this Subscription Agreement has been accepted, the Common Shares subscribed to hereby shall be issued to me in the form of Shares.

With respect to such purchase, I hereby represent and warrant to you that:

1 1. Residence.

I am a bona fide resident of (or, if an entity, the entity is domiciled in) the state set forth on my signature page.

2 2. Subscription.

a. I hereby subscribe to purchase the number of Common Shares set forth below, and to make capital contributions to the Company in the amounts set forth below, representing the purchase price for the Common Shares subscribed.

Principal Amount of Common Shares...[1]

(1) A minimum purchase of $500, is required for individual investors. Amounts may be subscribed for in $500 increments.

b. I have funded my purchase via ACH, wire transfer or I am enclosing a check made payable to **"STIGMA, INC."** in an amount equal to 100% of my total subscription amount.

c. I acknowledge that this subscription is contingent upon acceptance by the Company, and that the Company has the right to accept or reject subscriptions in whole or in part.

3 3. Representations of Investor.

In connection with the sale of the Common Shares to me, I hereby acknowledge and represent to the Company as follows: I hereby acknowledge receipt of a copy of the Confidential Private Placement Memorandum of the Company, dated on or about November 18, 2021, (the "Memorandum"), relating to the offering of the Common Shares.

a. I have carefully read the Memorandum, including the section entitled "Risks Factors", and have relied solely upon the Memorandum and investigations made by me or my representatives in making the decision to invest in the Company. I have not relied on any other statement or printed material given or made by any person associated with the offering of the Common Shares.

b. I have been given access to full and complete information regarding the Company (including the opportunity to meet with the CEO of the Company and review all the documents described in the Memorandum and such other documents as I may have requested in writing) and have utilized such access to my satisfaction for the purpose of obtaining information in addition to, or verifying information included in, the Memorandum.

c. I am experienced and knowledgeable in financial and business matters, capable of evaluating the merits and risks of investing in the Common Shares, and do not need or desire the assistance of a knowledgeable representative to aid in the evaluation of such risks (or, in the alternative, I have used a knowledgeable representative in connection with my decision to purchase the Common Shares).

d. I understand that an investment in the Common Shares is highly speculative and involves a high degree of risk. I believe the investment is suitable for me based on my investment objectives and financial needs. I have adequate means for providing for my current financial needs and personal contingencies and have no need for liquidity of investment with respect to the Common Shares. I can bear the economic risk of an investment in the Common Shares for an indefinite period of time and can afford a complete loss of such investment.

e. I understand that there may be no market for the Common Shares, that there are significant restrictions on the transferability of the Common Shares and that for these and other reasons, I may not be able to liquidate an investment in the Common Shares for an indefinite period of time.

f. I have been advised that the Common Shares have not been registered under the Securities Act of 1933, as amended ("Securities Act"), or under applicable state securities laws ("State Laws"), and are offered pursuant to exemptions from registration under the Securities Act and the State Laws. I understand that the Company's reliance on such exemptions is predicated in part on my representations to the Company contained herein.

g. I understand that I am not entitled to cancel, terminate or revoke this subscription, my capital commitment or any agreements hereunder and that the subscription and agreements shall survive my death, incapacity, bankruptcy, dissolution or termination.

h. I understand that capital contributions to the Company will not be returned after they are paid.

4 4. Investment Intent; Restrictions on Transfer of Securities.

a. I understand that (i) there may be no market for the Common Shares, (ii) the purchase of the Common Shares is a long-term investment, (iii) the transferability of the Common Shares is restricted, (iv) the Common Shares may be sold by me only pursuant to registration under the Securities Act and State Laws, or an opinion of counsel that such registration is not required, and (v) the Company does not have any obligation to register the Common Shares.

b. I represent and warrant that I am purchasing the Common Shares for my own account, for long term investment, and without the intention of reselling or redistributing the Common Shares. The Common Shares are being purchased by me in my name solely for my own beneficial interest and not as nominee for, on behalf of, for the beneficial interest of, or with the intention to transfer to, any other person, trust, or organization, and I have made no agreement with others regarding any of the Common Shares. My financial condition is such that it is not likely that it will be necessary for me to dispose of any of the Common Shares in the foreseeable future.

c. I am aware that, in the view of the Securities and Exchange Commission, a purchase of securities with an intent to resell by reason of any foreseeable specific contingency or anticipated change in market values, or any change in the condition of the Company or its business, or in connection with a contemplated liquidation or settlement of any loan obtained for the acquisition of any of the Common Shares and for which the Common Shares were or may be pledged as security would represent an intent inconsistent with the investment representations set forth above.

d. I understand that any sale, transfer, pledge or other disposition of the Common Shares by me (i) may require the consent of the CEO of the Company, (ii) will require conformity with the restrictions contained in this Section 4, and (iii) may be further restricted by a legend placed on the instruments or certificate(s) representing the securities containing substantially the following language:

> "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws and may not be sold, offered for sale, or transferred except pursuant to either an effective registration statement under the Securities Act of 1933, as amended, and under the applicable state securities laws, or an opinion of counsel for the Company that such transaction is exempt from registration under the Securities Act of 1933, as amended, and under the applicable state securities laws. The transfer or encumbrance of the securities represented by this certificate is subject to substantial restrictions."

5 5. Additional Representations of Investor.

In connection with the sale of the Shares to me, I further represent and warrant to the Company as follows:

a. Individual Investor Only. I am of legal age in my state of residence and have legal capacity to execute, deliver and perform my obligations under this Subscription Agreement and the Shares. The Subscription Agreement and the Shares are my legal, valid and binding obligations, enforceable against me in accordance with their respective terms.

b. Entity Investor Only. The undersigned is a duly organized, formed or incorporated, as the case may be, and is validly existing and in good standing under the laws of its jurisdiction of incorporation, organization or formation. The undersigned has all requisite power and authority to execute, deliver and perform its obligations under this Subscription Agreement and the Shares and to subscribe for and purchase the Shares subscribed hereunder. The undersigned will deliver all documentation with respect to its formation, governance and authorization to purchase the Shares as may be requested by the Company. Execution, delivery and performance of this Subscription Agreement and the Shares by the undersigned have been authorized by all necessary corporate, limited liability company or other action on its behalf, and the Subscription Agreement and the Shares are its legal, valid and binding obligations, enforceable against the undersigned in accordance with their respective terms.

c. I desire to invest in the Shares for legitimate, valid and legal business and/or personal reasons and not with any intent or purpose to violate any law or regulation. The funds to be used to invest in the Shares are derived from legitimate and legal sources, and neither such funds nor any investment in the Shares (or any proceeds thereof) will be used by me or by any person associated with me to finance any terrorist or other illegitimate, illegal or criminal activity. I acknowledge that, due to anti-money laundering regulations, the Company may require further documentation verifying my identity and the source of funds used to purchase the Shares.

If the undersigned is an entity: The undersigned has in place, and shall maintain, an appropriate anti-money laundering program that complies in all material respects with all applicable laws, rules and regulations (including, without limitation, the USA PATRIOT ACT of 2001) and that is designed to detect and report any activity that raises suspicion of money laundering activities. The undersigned have obtained all appropriate and necessary background information regarding its officers, directors and beneficial owners to enable the undersigned to comply with all applicable laws, rules and regulations respecting anti-money laundering activities.

d. I did not derive any payment to the Company from, or related to, any activity that is deemed criminal under United States law.

e. I understand that the Company is relying on the accuracy of the statements contained in this Subscription Agreement in connection with the sale of the Shares to me, and the Shares would not be sold to me if any part of this Subscription Agreement were untrue. The Company may rely on the accuracy of this Subscription Agreement in connection with any matter relating to the offer or sale of the Shares.

f. If any statement contained in this Subscription Agreement becomes, for any reason, inaccurate, I shall immediately notify the Company and I understand and acknowledge that the continued accuracy of the statements contained in this Subscription Agreement are of the essence to the Company's sale of the Shares to me.

g. I acknowledge and agree that any approval or consent of a Shares holder required under the Shares may be provided by a signature page delivered or provided electronically, whether by e-signature, facsimile, DocuSign, electronic mail in portable delivery format or other similar means. I further acknowledge that the Company may rely on the contact information I have provided in this Subscription Agreement, including for purposes of confirming that information has been delivered to me or that responses received from me are in fact from me.

6 6. Investor Qualifications.

I represent and warrant as follows (Answer Part a, b or c, as applicable. Please check all applicable items):

a. **Accredited Investor – Individuals.** I am an INDIVIDUAL and:

☐ i. I have a net worth, or a joint net worth together with my spouse, in excess of $1,000,000, excluding the value of my primary residence.

☐ ii. I had an individual income in excess of $200,000 in each of the prior two years and reasonably expect an income in excess of $200,000 in the current year.

☐ iii. I had joint income with my spouse in excess of $300,000 in each of the prior two years and reasonably expect joint income in excess of $300,000 in the current year.

☐ iv. I hold one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65)[2]

☐ v. I am a director or executive officer of STIGMA, INC.

[2] This item shall only be a valid method of accreditation as an "accredited" investor under Rule 501(a) of Regulation D promulgated under the Securities Act, on or after December 8, 2020, as set in forth in SEC Release Nos. 33 10824 and 34-89669, File No. S7-24-19.

b. **Accredited Investor – Entities.** The undersigned is an ENTITY and:

☐ i. The undersigned hereby certifies that all of the beneficial equity owners of the undersigned qualify as accredited individual investors by meeting one of the tests under items (a)(i) through (a)(v) above. Please indicate the name of each equity owner and the applicable test:

☐ ii. The undersigned is a bank or savings and loan association as defined in Sections 3(a)(2) and 3(a)(5)(A), respectively, of the Securities Act either in its individual or fiduciary capacity.

☐ iii. The undersigned is a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended.

☐ iv. The undersigned is an insurance company as defined in Section 2(13) of the Securities Act.

☐ v. The undersigned is an investment company registered under the Investment Company Act of 1940 or a business development company as defined therein, in Section 2(a)(48).

☐ vi. The undersigned is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

☐ vii. The undersigned is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and one or more of the following is true (check one or more, as applicable):

☐ (1) the investment decision is made by a plan fiduciary, as defined therein, in Section 3(21), which is either a bank, savings and loan association, insurance company, or registered investment adviser;

☐ (2) the employee benefit plan has total assets in excess of $5,000,000; or

☐ (3) the plan is a self-directed plan with investment decisions made solely by persons who are "accredited investors" as defined under therein.

☐ viii. The undersigned is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

☐ ix. The undersigned has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring Common Shares and one or more of the following is true (check one or more, as applicable):

☐ (1) an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

☐ (2) a corporation;

☐ (3) a Massachusetts or similar business trust;

☐ (4) a partnership; or

☐ (5) a limited liability company.

☐   x.   The undersigned is a trust with total assets exceeding $5,000,000, which is not formed for the specific purpose of acquiring Common Shares and whose purpose is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the investment in the Common Shares.

☐   xi.   The undersigned is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000

☐   xii.   The undersigned is an investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state.

☐   xiii.   The undersigned is an investment adviser relying on the exemption from registering with the SEC under section 203(l) or (m) of the Investment Advisers Act of 1940.

☐   xiv.   The undersigned is a Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act.

☐   xv.   The undersigned is an entity, of a type not listed in items (b)(i) to (b)(xiv) above or b(xvi) to b(xviii) below, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000

☐   xvi.   The undersigned is a "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1): (1) with assets under management in excess of $5,000,000, (2) that is not formed for the specific purpose of acquiring the securities offered, and (3) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

☐   xvii.   The undersigned is a "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements in item (b)(xvi) above and whose prospective investment in the issuer is directed by such family office pursuant to paragraph(b)(xvi)(3) above.

☐   xviii.   The undersigned is a revocable trust where each grantor of the trust is an accredited investor meeting one or more of the individual accredited investor tests under items (a)(i) through (a)(v) above and the person who makes investment decisions for the undersigned is an accredited investor under any one or more of tests under items (a)(i) through (a)(iv) or items (b)(i) through (b)(xvii).

c. **Non-Accredited Investors.**
☐   The undersigned cannot make any of the foregoing representations and is therefore not an accredited investor.

7   Miscellaneous.

a. I agree to furnish any additional information that the Company or its counsel deem necessary in order to verify the responses set forth above.

b. I understand the meaning and legal consequences of the agreements, representations and warranties contained herein. I agree that such agreements, representations and warranties shall survive and remain in full force and effect after the execution hereof and payment for the Common Shares. I further agree to indemnify and hold harmless the Company, and each current and future member of the Company from and against any and all loss, damage or liability due to, or arising out of, a breach of any of my agreements, representations or warranties contained herein.

c. This Subscription Agreement shall be construed and interpreted in accordance with Minnesota law without regard to the principles regarding conflicts of law.

SIGNATURE PAGE FOR INDIVIDUALS

Dated: _____   Dated: _____

_____   _____
Signature   Signature of Second Individual, if applicable

_____   _____
Name (Typed or Printed)   Name (Typed or Printed)

_____   _____
Social Security Number   Social Security Number

_____   _____
Telephone Number   Telephone Number

_____   _____
Residence Street Address   Residence Street Address

_____   _____
City, State & Zip Code   City, State & Zip Code
(Must be same state as in Section 1) (Must be same state as in Section 1)

_____   _____
Mailing Address   Mailing Address
(Only if different from residence address) (Only if different from residence address)

_____   _____
City, State & Zip Code   City, State & Zip Code

_____   _____
Email address   Email address

Individual Subscriber Type of Ownership:

The Common Shares subscribed for are to be registered in the following form of ownership:

☐   Individual Ownership

☐   Joint Tenants with Right of Survivorship (both parties must sign). Briefly describe the relationship between the parties (e.g., married) :

☐   Tenants in Common (both parties must sign). Briefly describe the relationship between the parties (e.g., married) :

Source of Funds

☐ Cash ☐ CD ☐ Liquidation ☐ Margin or Bank Loan ☐ Money Market ☐ Other

SIGNATURE PAGE FOR TRUSTS AND ENTITIES

Dated: _____

_____
Name of Entity (Typed or Printed)

_____
Telephone Number

_____
Signature of Authorized Person

_____
Entity's Tax Identification Number

_____
Name & Title (Typed or Printed) of Signatory

_____
Contact Person (if different from Signatory)

_____
Principal Executive Office Address

_____
Mailing Address
(If different from principal executive office)

_____
City, State & Zip Code
(Must be same state as in Section 1)

_____
City, State & Zip Code

_____
Email address

_____
Email address

Entity Subscriber Type of Ownership:

The Common Shares subscribed for are to be registered in the following form of ownership (check one):

☐ Partnership

☐ Limited Liability Company

☐ Corporation

☐ Trust or Estate (Describe, and enclose evidence of authority) :

☐ IRA Trust Account

☐ Other (Describe) :

ACCEPTANCE

This Subscription Agreement is accepted by STIGMA, INC..

                               STIGMA, INC.

                               By: . . . .
                               Name: Josh Maslowski
                               Its: CEO

EXHIBIT F
Financial Statements
(actual)
(See attached)

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Some of the statements included in the Memorandum and the exhibits thereto constitute forward looking statements. Forward looking statements are identifiable by terminology such as may, will, should, could, expects, plans, anticipates, believes, estimates, predicts, potential, continue, the negative of any of such terms or other comparable terminology. These statements involve known and unknown risks, uncertainties and other factors that may cause the CompanyŠs actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward looking statements. Although we believe that the expectations expressed in our forward looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward looking statements after the date of the Memorandum.

STIGMA
Balance Sheet
As of September 30, 2021

	Sep 30, 21
ASSETS	
Current Assets	
Checking/Savings	
Bank Vista Chk 1915	63,442.53
Bank Vista Savings # 2187	1,016.39
Checking 1926	2.10
Total Checking/Savings	64,461.02
Other Current Assets	
Inventory	9,396.60
Total Other Current Assets	9,396.60
Total Current Assets	73,857.62
Fixed Assets	
Accumulated Depreciation	-13,402.78
Furniture and Equipment	13,402.78
Total Fixed Assets	0.00
TOTAL ASSETS	**73,857.62**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loan From Josh Maslowski	200,000.00
Total Other Current Liabilities	200,000.00
Total Current Liabilities	200,000.00
Total Liabilities	200,000.00
Equity	
Capital Account - 1	-3,057.07
Capital Account - 2	-153,124.84
Retained Earnings	-36,201.39
Shareholder Contribution- 2	21,614.90
Shareholder Distribution-2	-1,601.96
Net Income	46,227.98
Total Equity	-126,142.38
TOTAL LIABILITIES & EQUITY	**73,857.62**

10:38 AM
09/14/21
Accrual Basis

STIGMA
Profit & Loss
January through June 2021

	Jan 21	Feb 21	Mar 21	Apr 21	May 21	Jun 21	TOTAL
Ordinary Income/Expense							
Income							
Sales	8,480.70	12,276.15	31,130.20	19,249.55	10,238.48	16,490.67	97,865.75
Total Income	8,480.70	12,276.15	31,130.20	19,249.55	10,238.48	16,490.67	97,865.75
Cost of Goods Sold							
Freight and Shipping Costs	437.73	392.19	662.61	974.82	1,037.41	954.43	4,459.19
Merchant Account Fees	103.95	74.95	137.95	108.95	84.95	142.95	653.70
Product Packaging	0.00	0.00	3,270.09	587.18	280.10	3,018.63	7,156.00
Product Samples Expense	0.00	0.00	200.00	193.75	0.00	0.00	393.75
Purchases - Resale Items	2,883.48	4,173.89	10,584.27	6,544.85	3,481.08	5,606.83	33,274.40
Subcontractor	3,557.00	5,005.50	8,631.90	9,148.52	6,800.00	6,500.00	39,642.92
Total COGS	6,982.16	9,646.53	23,486.82	17,558.07	11,683.54	16,222.84	85,579.96
Gross Profit	1,498.54	2,629.62	7,643.38	1,691.48	-1,445.06	267.83	12,285.79
Expense							
Advertising and Promotion	165.24	323.02	736.05	147.43	115.03	115.03	1,601.80
Bank Service Charges	108.00	0.00	36.00	0.00	36.00	39.00	219.00
Computer and Internet Expenses	177.43	98.43	355.43	1,617.43	98.43	469.30	2,816.45
Dues and Subscriptions	1,149.30	150.30	150.30	50.00	51.00	51.00	1,601.90
Entertainment	0.00	0.00	0.00	72.46	0.00	0.00	72.46
Interest Expense	0.00	0.00	0.00	0.00	0.00	34.73	34.73
Office Supplies	11.86	74.22	0.00	0.00	0.00	0.00	86.08
Postage and Delivery	666.32	122.38	135.98	86.97	421.90	814.87	2,248.42
Professional Fees	210.00	72.19	171.00	0.00	0.00	0.00	453.19
Rent Expense	147.00	147.00	147.00	147.00	147.00	147.00	882.00
Telephone Expense	467.11	17.31	17.31	17.31	17.31	17.31	553.66
Travel Expense	0.00	0.00	0.00	665.12	0.00	0.00	665.12
Total Expense	3,102.26	1,004.85	1,749.07	2,803.72	886.67	1,688.24	11,234.81
Net Ordinary Income	-1,603.72	1,624.77	5,894.31	-1,112.24	-2,331.73	-1,420.41	1,050.98
Other Income/Expense							
Other Income							
Interest Income	0.00	0.00	0.38	0.09	0.08	0.09	0.64
Total Other Income	0.00	0.00	0.38	0.09	0.08	0.09	0.64
Net Other Income	0.00	0.00	0.38	0.09	0.08	0.09	0.64
Net Income	**-1,603.72**	**1,624.77**	**5,894.69**	**-1,112.15**	**-2,331.65**	**-1,420.32**	**1,051.62**

STIGMA
Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	
Bank Vista Chk 1915	21,697.63
Bank Vista Savings # 2187	3,009.89
Checking 1926	2,565.42
Total Checking/Savings	27,272.94
Other Current Assets	
Inventory	30,393.33
Total Other Current Assets	30,393.33
Total Current Assets	57,666.27
Fixed Assets	
Accumulated Depreciation	-13,402.78
Furniture and Equipment	13,402.78
Total Fixed Assets	0.00
TOTAL ASSETS	**57,666.27**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
US Bank CC 0120	2,457.82
Total Credit Cards	2,457.82
Other Current Liabilities	
Business Line of Credit 1913	211,390.36
Total Other Current Liabilities	211,390.36
Total Current Liabilities	213,848.18
Total Liabilities	213,848.18
Equity	
Retained Earnings	-20,855.84
SH Contributions- Cameron	25,167.64
Shareholder Contribution- 2	4,421.89
Shareholder Distribution-2	-23,792.06
Net Income	-141,123.54
Total Equity	-156,181.91
TOTAL LIABILITIES & EQUITY	**57,666.27**

STIGMA
Balance Sheet
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
Bank Vista Chk 1915	17,052.98
Bank Vista Savings # 2187	1,015.50
Checking 1926	11.80
Total Checking/Savings	18,080.28
Other Current Assets	
Inventory	7,908.22
Total Other Current Assets	7,908.22
Total Current Assets	25,988.50
Fixed Assets	
Accumulated Depreciation	-13,402.78
Furniture and Equipment	13,402.78
Total Fixed Assets	0.00
TOTAL ASSETS	**25,988.50**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
US Bank CC 0120	4.30
Total Credit Cards	4.30
Other Current Liabilities	
Business Line of Credit 1913	218,703.46
Sales Tax Payable	1,266.00
Total Other Current Liabilities	219,969.46
Total Current Liabilities	219,973.76
Total Liabilities	219,973.76
Equity	
Capital Account - 1	-3,057.07
Capital Account - 2	-153,124.84
Shareholder Contribution- 2	98,612.02
Shareholder Distribution-2	-1,601.96
Net Income	-134,813.41
Total Equity	-193,985.26
TOTAL LIABILITIES & EQUITY	**25,988.50**

STIGMA
Profit & Loss
January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Income	
Online Sales	14,878.38
Sales	207,036.71
Total Income	221,915.09
Cost of Goods Sold	
Freight and Shipping Costs	3,155.39
Merchant Account Fees	2,793.68
Product Packaging	11,536.55
Product Samples Expense	5,026.53
Purchases - Resale Items	75,430.47
Subcontractor	127,640.52
Total COGS	225,583.14
Gross Profit	-3,668.05
Expense	
Advertising and Promotion	40,467.09
Automobile Expense	21.27
Bank Service Charges	803.31
Computer and Internet Expenses	3,866.89
Depreciation Expense	13,402.78
Dues and Subscriptions	1,542.50
Entertainment	3,085.54
Insurance Expense	5,667.20
Interest Expense	761.88
License and Fees	1,678.00
Marketing	10,747.80
Meals	7,001.88
Office Supplies	4,131.54
Parking	188.50
Postage and Delivery	1,030.88
Product Service Fee	250.00
Product Testing	0.00
Professional Fees	20,601.94
Rent Expense	20,000.00
Repairs and Maintenance	180.55
Telephone Expense	114.18
Tradeshow Event	1,095.00
Travel Expense	627.16
Total Expense	137,265.89
Net Ordinary Income	-140,933.94
Other Income/Expense	
Other Income	
Interest Income	9.89
Other Income	0.01
Total Other Income	9.90
Other Expense	
Non Ded. Penalties and Exp	199.50
Total Other Expense	199.50
Net Other Income	-189.60
Net Income	**-141,123.54**

STIGMA
Profit & Loss
January through December 2020

	Jan - Dec 20
Ordinary Income/Expense	
Income	
Online Sales	2,849.97
Sales	155,276.37
Total Income	158,126.34
Cost of Goods Sold	
Freight and Shipping Costs	1,731.04
Merchant Account Fees	1,136.45
Product Packaging	27,383.01
Product Samples Expense	1,077.60
Purchases - Resale Items	104,611.50
Subcontractor	88,587.41
Total COGS	224,527.01
Gross Profit	-66,400.67
Expense	
Advertising and Promotion	16,957.35
Bank Service Charges	219.64
Computer and Internet Expenses	4,478.08
Dues and Subscriptions	1,250.00
Entertainment	690.00
Interest Expense	852.32
License and Fees	650.00
Marketing	11,913.68
Meals	246.95
Meals and Entertainment	67.98
Office Supplies	3,752.16
Parking	12.75
Postage and Delivery	10,614.78
Product Service Fee	55.00
Professional Fees	14,284.74
Rent Expense	667.27
Repairs and Maintenance	1,300.00
Telephone Expense	206.16
Travel Expense	199.49
Total Expense	68,418.35
Net Ordinary Income	-134,819.02
Other Income/Expense	
Other Income	
Interest Income	5.61
Total Other Income	5.61
Net Other Income	5.61
Net Income	**-134,813.41**